Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated December 16, 2009	Registration Statement No. 333-155937
ING Groep N.V.
Final U.S. Term Sheet
Ordinary Shares represented by Bearer Depositary Receipts, including
American depositary shares representing such Bearer Depositary Receipts

Issuer:	ING Groep N.V.

Securities:	Bearer depositary receipts of Stichting ING Aandelen (“BDRs”) representing ordinary shares, par value EUR 0.24 per share, of ING Groep N.V., which BDRs may be represented by American depositary shares (“ADSs”)

Aggregate Number of Offered BDRs:	1,768,412,544 (of which 663,154,704 have been registered with the SEC for offer and sales in the United States, including in the form of ADSs)

Number of New BDRs Validly Subscribed for in the Rights Offering:	1,715,046,546 (including New BDRs underlying New ADSs)

Number of New ADSs Validly Subscribed for in the Rights Offering:	22,451,994

Final Subscription Price for New ADSs:	US$6.26 (the ADS Rights Agent’s cost of the BDR Subscription Price of EUR 4.24 in US dollars on December 14, 2009). Accordingly, investors will be entitled to a refund of US$0.79 per New ADS validly subscribed for in the Rights Offering, or the difference between the final ADS Subscription Price and the ADS deposit amount of US$7.06.

Number of BDRs Sold in the Global Offering (the “Rump Shares”):	53,365,998

Global Offering Price per Rump Share:	EUR 6.68 per BDR

Excess Amount:	Aggregate proceeds of EUR 130,213,035 less selling expenses (and any value added tax) results in an Excess Amount per Tradable Right of EUR 2.09, or the US dollar equivalent per ADS Right based on the ADS Rights Agent’s cost of converting the Excess Amount into US dollars on or about December 21, 2009.

Closing ING share price on December 15, 2009 (Source: Bloomberg L.P.):	EUR 6.57 per BDR on Euronext Amsterdam by NYSE Euronext (“Euronext Amsterdam”) and on Euronext Brussels by NYSE Euronext (“Euronext Brussels”)

US$9.44 per ADS on the New York Stock Exchange

Discounts and Commissions:	Up to EUR 0.13 per BDR

Net Proceeds to the Issuer (before expenses):	EUR 4.11 per BDR and EUR 7,048,841,304 in the aggregate in the Rights Offering based on a subscription price of EUR 4.24 for 1,715,046,546 exercised Rights

EUR 4.11 per BDR and EUR 219,334,252 in the aggregate from the sale of the Rump Shares in the Global Offering (ING Groep N.V. does not receive any of the Excess Amount)

Total Net Proceeds to the Issuer (after expenses):	Approximately EUR 7,257,969,556

Settlement Date:	December 21, 2009

Listing:	Applications have been made for listing of the new BDRs on Euronext Amsterdam and Euronext Brussels under the symbol “INGA”, which are expected to be granted on or before December 21, 2009. Application for listing and admission to trading of the new ADSs on the NYSE under the symbol “ING” has been made and accepted by the NYSE. Trading of the new BDRs and the new ADSs is expected to commence on December 21, 2009.

Exchange Rate:	US$1.4538 per EUR 1.00 on December 15, 2009 (as published by Bloomberg at close of business New York time on December 15, 2009)

In November 2009, the buying rate for Euro recorded a high of US$1.5144 per EUR 1.00 and a low of US$1.4626 per EUR 1.00.

Share Capital:	Following settlement of the Offering, 3,831,560,513 ordinary shares with a par value of EUR 0.24 each

Rights Allotted to Treasury Shares:	Treasury shares were allocated Tradable Rights, or Tradable Rights underlying ADS Rights, in the Rights Offering. ING has sold 34.3 million Tradable Rights through private placements at an average price of EUR 1.85 per Tradable Right. ING Groep N.V. used the proceeds to partially fund the purchase of 10.4 million BDRs at a price of EUR 6.55 per BDR, which BDRs will be used to hedge employee options.

Dilution:	As of September 30, 2009, our net book value (total assets less equity attributable to minority interests and liabilities including Core Tier-I securities) was EUR 26.5 billion. Based on 2,028,278,185 ordinary shares outstanding (outstanding ordinary shares after deducting ordinary shares held by Group companies), the net book value per share was EUR 13.07 as of the same date.

If the Rights Offering had been executed on September 30, 2009 and all of the New BDRs (including New ADSs representing New BDRs) had been subscribed, ING Groep N.V.'s net book value after deducting fees and expenses (excluding any incentive fee payable at our sole discretion) associated with the Offering would have been EUR 33.8 billion, or EUR 8.92 per outstanding ordinary share (or US$13.50 based on an exchange rate of US$1.5134 per EUR 1.00 as published by Bloomberg at close of business New York time on November 25, 2009), based on 3,786,150,053 ordinary shares outstanding (excluding ordinary shares held by Group companies and assuming the purchase of BDRs on the open-market with the sale proceeds of Tradable Rights in respect of ordinary shares held by Group companies). This would represent a direct decrease of EUR 4.15 in the net book value per outstanding ordinary share. As a result, investors purchasing New BDRs or New

ADSs in the Rights Offering would not have experienced immediate dilution. Similarly, investors purchasing New BDRs or New ADSs in the Global Offering at a price of EUR 6.68, or its US dollar equivalent in the case of New ADS, would not have experienced immediate dilution.

Stock Exchange Prices in	Euronext Amsterdam Stock
November 2009:	Exchange (EUR)			NYSE (USD)

			Trading			Trading
			volume in			volume in
			millions of			millions of
	High	Low	BDRs	High	Low	ADSs

	(EUR)	(EUR)		(US$)	(US$)
	7.82	6.20	572.6	12.52	9.50	116.2
Source: Bloomberg L.P.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this Final U.S. Term Sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by facsimile to ING Groep N.V. at +31-20-541-5444 or, if you are calling from the United States of America, by calling our information agent, Georgeson, toll-free +1-888-877-5426.